400 W. Main St, Hamilton, MT 59840 • localbounti.com

October 28, 2022
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Benjamin Richie

Re:    Local Bounti Corporation
Registration Statement on Form S-1
File No. 333-267993
Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Local Bounti Corporation (the “Company”), hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Registration Statement on Form S-1 (File No. 333-267993) to become effective on Tuesday, November 1, 2022, at 4:05 p.m., Eastern Time, or as soon as practicable thereafter.
The Company hereby authorizes Albert Vanderlaan of Orrick, Herrington & Sutcliffe LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.
The Company requests that it be notified of such effectiveness by a telephone call to Albert Vanderlaan of Orrick, Herrington & Sutcliffe LLP at (617) 880-2219.

Very truly yours,

LOCAL BOUNTI CORPORATION

By: /s/ Kathleen Valiasek
Name: Kathleen Valiasek
Title: Chief Financial Officer

cc:    Albert Vanderlaan, Orrick, Herrington & Sutcliffe LLP